FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

ENEL AMÉRICAS S.A.

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES
REPRESENTING SHARES OF COMMON STOCK

OF

Enel Américas S.A.

ONE AMERICAN DEPOSITARY SHARE REPRESENTS
50 SHARES OF COMMON STOCK
CUSIP: 29274F104

You are hereby notified that in connection with the previously announced rights offerings of Enel Américas S.A. to subscribe for new shares of our common stock in Chile and elsewhere outside Chile, including shares of common stock represented by American Depositary Shares, or ADSs, we issued an aggregate of 18,224,843,129 new shares of our common stock (including 1,258,213,800 new shares in the form of 25,164,276 new ADSs), representing approximately 97.3% of the 18,729,788,686 new shares of common stock offered for subscription through the distribution of transferable preemptive share rights (“Preemptive Share Rights”) and transferable preemptive ADS rights (“Preemptive ADS Rights”) to our shareholders and ADS holders, respectively, in the statutory preemptive rights offerings that were completed at the end of July 2019.  As previously announced, we expect to offer the 504,945,557 new shares of common stock remaining unsubscribed (the “Unsubscribed Shares”) in subsequent rights offerings only to those holders of Preemptive Share Rights who exercised their Preemptive Share Rights and subscribed for new shares of our common stock in the statutory preemptive rights offerings and who are a holder of record of our common stock as of 11:59 p.m. (Santiago, Chile time) on July 31, 2019, the fifth Chilean business day immediately preceding the commencement of the subsequent rights offerings with respect to shares in Chile (“Subscribing Holders”). Subscribing Holders will be entitled to receive 0.0277064418840738 new transferrable share rights (“Additional Share Rights”) to purchase Unsubscribed Shares for each new share of our common stock subscribed in the statutory preemptive rights offerings, at the same subscription price of US$0.162108214203236 per new share as in the statutory preemptive rights offerings. The Additional Share Rights are expected to be exercisable during the period beginning August 6, 2019 and ending on August 29, 2019.  One full Additional Share Right is required to subscribe for one new share of our common stock at the share subscription price. We will only accept subscriptions for whole shares of our common stock and will truncate any subscription submitted with respect to fractional rights to the nearest whole number of Additional Share Rights that may be exercised. The Additional Share Rights will be transferable and are expected to trade on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange starting upon the commencement of the subsequent rights offering on August 6, 2019 and ending after the close of trading on August 29, 2019. Additional Share Rights will not be listed on any stock exchange in the United States.

In connection with the subsequent rights offerings, Citibank, N.A., as the depositary for our ADSs, is expected to distribute to those holders of Preemptive ADS Rights who exercised their Preemptive ADS Rights and subscribed for new ADSs in the statutory preemptive rights offerings (“Subscribing ADS Holders”) new transferable ADS rights to purchase new ADSs representing Unsubscribed Shares (“Additional ADS Rights”). Subscribing ADS Holders will be entitled to receive approximately 0.027706 Additional ADS Rights for each new ADS subscribed in statutory preemptive rights offerings, at the same subscription price of US$8.31 per ADS (which includes fees of US$0.20 per new ADS subscribed imposed in connection with the ADS rights and the issuance of the new ADSs), as in the statutory preemptive rights offering. The Additional ADS Rights are expected to be exercisable during the period beginning August 7, 2019 and ending at 2:15 p.m. (New York City time) on August 23, 2019. One full Additional ADS Right is required to subscribe for one new ADS at the ADS subscription price. The CUSIP number for the Additional ADS Rights is 29274F146. We will only accept subscriptions for whole numbers of new ADSs. Fractional Additional ADS Rights will not be distributed, and any fractional entitlements to Additional ADS Rights will be aggregated and sold by Citibank, N.A. and the proceeds distributed to holders otherwise entitled to a fractional Additional ADS Rights.  The Additional ADS Rights will be transferable, and trading of Additional ADS Rights on the New York Stock Exchange is expected to commence on August 7, 2019, subject to the Additional ADS Rights being “in-the-money” at the commencement of trading, and end after the close of trading on August 20, 2019.

In order to be eligible to receive Additional Share Rights pursuant to the subsequent rights offerings, YOU MUST HAVE EXERCISED PREEMPTIVE SHARE RIGHTS AND SUBSCRIBED FOR NEW SHARES DURING THE STATUTORY PREEMPTIVE RIGHTS OFFERINGS AND BE A HOLDER OF RECORD OF OUR COMMON STOCK AS OF 11:59 P.M. (SANTIAGO, CHILE TIME) ON JULY 31, 2019.  You should check your account to confirm that you were allocated Additional Share Rights for the subsequent rights offerings if you are eligible.

In order to be eligible to receive Additional ADS Rights pursuant to the subsequent rights offerings, YOU MUST HAVE EXERCISED PREEMPTIVE ADS RIGHTS AND SUBSCRIBED FOR NEW ADSs DURING THE STATUTORY PREEMPTIVE RIGHTS OFFERINGS.  You should check your account to confirm that you were allocated Additional ADS Rights for the subsequent rights offerings if you are eligible.

This Notice is not an offer of securities and the ADSs and ADS rights may not be offered or sold absent registration or an exemption from registration under the Securities Act of 1933, as amended.

For information regarding the transaction relating to your Enel Américas ADSs, please contact the Information Agent, Georgeson LLC, at 1-800-261-1047 (U.S. and Canada Toll-Free) or +1-781-575-2137 (International Collect).

ENEL AMÉRICAS S.A.

Dated: July 30, 2019

AmericasActive:13808720.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: July 31, 2019